FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 447th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2008

2.	Summary of Principal Decisions of the 81st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16–17, 2008

3.	Summary of Principal Decisions of the 82nd Meeting of the Board of Directors, Cemig Distribuição S.A., December 16–17, 2008

4.	Summary of Minutes of the 448th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16–17, 2008

5.	Announcement to the Public, Companhia Energética de Minas Gerais – CEMIG, December 18, 2008

6.	Summary of Minutes of the 449th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 29, 2008

7.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, January 5, 2009

8.	Summary of Minutes of the 75th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 27–28, 2008

9.	Summary of Minutes of the 76th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 25, 2008

10.	Summary of Minutes of the 76th Meeting of the Board of Directors, Cemig Distribuição S.A., August 27–28, 2008

11.	Summary of Minutes of the 77th Meeting of the Board of Directors, Cemig Distribuição S.A., September 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Marco Antonio Rodrigues da Cunha
Name: Marco Antonio Rodrigues da Cunha
Title: Chief Corporate Management Officer
Date: January 22, 2009

1.	Summary of Minutes of the 447th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

447th MEETING OF THE BOARD OF DIRECTORS

At its meeting on December 15, 2008, the Board of Directors of Cemig discussed participation in tenders held by the Brazilian National Oil, Natural Gas and Biofuels Agency (ANP). No formal resolutions were taken.

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

2.	Summary of Principal Decisions of the 81st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16–17, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its 81st meeting, opened on December 16 and closed on December 17th, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

December 16, 2008

Debate, and simulations, for the review of the Long-Term Strategic Plan.

December 17, 2008

1.	Signing of a working agreement with Emater/MG: the Irapé Craftworks Rebirth of Culture and Values project.

2.	Signing of an amendment to the Contract to Replace Handling and Synchronization Assemblies in the Generators of the Jaguara Hydroelectric Plant.

3.	Revision of Project: the Service to Empresa Elétrica Bragantina S.A. – Distribution Project.

4.	Handling and Synchronization Assemblies of the generators of the Jaguara Hydroelectric Plant.

5.	Revision of Project: Service to Empresa Elétrica Bragantina S.A. – Transmission.

6.	Project: Minimization of Variable Portion in Cemig GT.

7.	Budget proposal for 2009.

8.	Priority 1 investment projects for 2008–2012.

9.	Delegation of powers.

10.	Signing of amendment to the rental contract for the Júlio Soares Building.

11.	Binding bid for acquisition of a stockholding in wind farms.

3.	Summary of Principal Decisions of the 82nd Meeting of the Board of Directors, Cemig Distribuição S.A., December 16–17, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 82nd meeting, opened on December 16 and closed on December 17th, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

December 16, 2008

•	Debate, and simulations, for the review of the Long-Term Strategic Plan.

December 17, 2008

1.	Delegation of powers.

2.	Signing of an amendment to the contract for the Cresceminas Transmission and Sub-transmission Program.

3.	Revision of Project: Monte Sião Substation Construction.

4.	Revision of Project: Service to Empresa Elétrica Bragantina S.A. – Distribution.

5.	Reclassification of consumer units served by secondary three-wire cable monophase circuits.

6.	Signing of amendment to the Implementation Contract for Expansion of Medium Voltage and Sub-transmission for the Northwest of Minas Gerais State.

7.	Budget Proposal for 2009.

8.	Priority 1 investment projects for 2008–2012.

9.	Signing of amendment to the rental contract for the Júlio Soares Building.

General Secretariat – SG

4.	Summary of Minutes of the 448th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16–17, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF THE 448TH MEETING OF THE BOARD OF DIRECTORS

At its meeting opened on December 16 and closed on December 17th, 2008, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

December 16, 2008

•                  Debate, and simulations, for the review of the Long-Term Strategic Plan.

December 17, 2008

1.               Budget Proposal for 2009.

2.               Reduction of the registered capital of Rosal Energia S.A. and orientation for vote by Cemig’s representative at an extraordinary general meeting of its stockholders.

3.               Reduction of the registered capital of Rosal Energia S.A. and orientation for vote by Cemig’s representative at an extraordinary general meeting of its stockholders.

4.               Reduction of the registered capital of Usina Térmica Ipatinga S.A. and orientation for vote by Cemig’s representative at an extraordinary general meeting of its stockholders.

5.               Reduction of the registered capital of Cemig PCH S.A. and orientation for vote by Cemig’s representative at an extraordinary general meeting of its stockholders.

6.               Reduction of the registered capital of Cemig Capim Branco Energia S.A. and orientation for vote by Cemig’s representative at an extraordinary general meeting of its stockholders.

7.               Provision of guarantee for a bridge loan contracted by Transchile Charrua Transmisión S.A.

8.               Signing of amendment to a share pledge contract with Companhia Transirapé de Transmissão.

9.               Signing of amendment to a share pledge contract with Companhia Transudeste de Transmissão.

10.         Appointment of a Chief Officer of Cemig to the management of Sistema de Transmissão Catarinense S.A. and Lumitrans Companhia Transmissora de Energia Elétrica.

11.         Priority 1 investment projects for 2008—2012.

Av.Barbacena, 1200 - Santo Agostinho - 30190-131 Belo Horizonte, MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

12.         Formation of the Cemig-Indra Consortium.

13.         Binding bid for acquisition of a stockholding in wind farms.

14.         Participation in the 10th round of auctions held by ANP (Brazilian Oil, Natural Gas and Biofuels Regulator).

15.         Signing of amendment to the rental contract for the Júlio Soares Building.

5.	Announcement to the Public, Companhia Energética de Minas Gerais – CEMIG, December 18, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

ANNOUNCEMENT TO THE PUBLIC

Cemig, a listed company with securities traded in São Paulo, New York and Madrid, in accordance with its commitment to best corporate governance practices, and Article 12 of Instruction 358 of the CVM (Brazilian Securities Commission) of January 3, 2002, announces that the consortia in which Cemig has a 24.5% interest were named winners, in the 10th round of auctions held by ANP, the Brazilian oil, natural gas and biofuels regulator, of oil and natural gas exploration, development and production concession contracts for Block 603, in the Potiguar basin of the State of Rio Grande do Norte; Block 163, in the Recôncavo basin of the State of Bahia; and Blocks 104, 114, 120 and 127, in the São Francisco River basin of the State of Minas Gerais.

The other members of the consortia are: Orteng Equipamentos e Sistemas Ltda., COMP – Exploração e Produção de Petróleo e Gás S.A.; SIPET, of the DELP Engenharia Mecânica group; and the Minas Gerais Economic Development Company (Companhia de Desenvolvimento Econômico de Minas Gerais).

The total of the Consortia’s winning bids, R$ 37 million, includes a commitment to investment over the next 4 to 5 years, in which Cemig’s share is 24.5% of the total.

Within the scope of its activity as an energy company, we highlight the strategic importance for Cemig of seeking means to ensure supply of gas, both for distribution, through Gasmig, and for future projects for thermal power generation.

We reiterate our investment policy, which specifies rigid discipline in terms of return to shareholders, and continuous efforts to reduce costs in investment projects.

Belo Horizonte, December 18, 2008.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

José Carlos de Mattos
Chief Business Development Officer

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

6.	Summary of Minutes of the 449th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 29, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

449TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on December 29, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved:

•                  Increase of the registered capital of Transchile Charrúa Transmisión S.A. by US$5,500,000.00, of which US$2,695,000.00 is the responsibility of Cemig, and provision of guarantees for loans.

Av.Barbacena 1200, Santo Agostinho, 30190–131 Belo Horizonte, MG, Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

7.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, January 5, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, makes this public announcement in compliance with its commitment to best corporate governance practices and of CVM Instruction 358 of January 3, 2002. Cemig has become aware that some shareholders received correspondence, in December 2008, from Rima Industrial S.A. (“Rima”) questioning the accounting treatment applied by Cemig to the legal proceedings in which Cemig and Rima are parties.

This is an Action for Recovery of an amount unduly paid, in which Cemig, though having only complied with authorization by the Regulator, was the subject of a court order to repay to Rima the amounts paid under the tariff adjustment ordered by Ministerial Order 45 of March 5, 1986, issued by the DNAEE (National Water and Electricity Department). In the settlement phase of the action the judge, deciding a dispute filed in the settlement process, accepted Cemig’s contestation and set the total value of the debit, updated to November 30, 2005, at R$ 9,172,682.12, including winning party’s legal fees.

We inform the public that this amount, duly updated, is in the Company’s accounting records, in strict obedience to the precepts of the Brazilian Securities Commission (CVM), and included in the Accounting Statements, also in accordance with the Cemig’s current practice on court contingencies, pursuant to CVM Decision 489 of October 3, 2005.

We take this opportunity to reiterate our Management’s commitment to total transparency in accounting statements, showing concern for and commitment to good accounting practice and obedience to legislation, and that efforts to uphold and maintain the regularity and transparency of its information are a primary principle of practice for Cemig, aware of its responsibility to its stockholders, investors and capital market analysts.

Belo Horizonte, January 5, 2009,

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

8.	Summary of Minutes of the 75th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 27–28, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 75th meeting of the Board of Directors

Date, time and place:	August 27, 2008, at 1 p.m., adjourned, and resumed on August 28, at 3.30 p.m., exceptionally at Av. Getúlio Vargas 1640, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II	Discussion of the Strategic Plan: Extensive and full discussion on Cemig’s Long-Term Strategic Plan, with a view to future updating of it.

III	The Board approved the minutes of this meeting.

IV	The Board authorized:

a)

Cost of capital: With the alteration proposed by the Chairman, adoption of parameters and criteria for cost of capital used by the Company in valuation of investments, covering wholly and jointly controlled subsidiaries and orienting the affiliated companies.

b)

Peixe Bravo Hydro Project: Signing of the First Amendment to the Commitment Undertaking with EDP–Energias do Brasil S.A., Construtora Andrade Gutierrez S.A. and Concremat Engenharia e Tecnologia S.A., to: include, in Sub-item “a” of the Preamble to the Commitment Undertaking, the carrying out of feasibility studies for the Peixe Bravo Hydroelectric Project, on the Paraopeba River, in Minas Gerais; change the total estimated amount of the Commitment Undertaking; and extend the character of strict exclusivity of the parties, initially specified only for the carrying out of the feasibility studies of the hydroelectric areas, to include participation in the respective auctions of concessions, to be decided by Aneel.

c)

Suppliers – meal vouchers: Opening of Administrative Tender Proceedings, and contracting of services, for supply of electronic food vouchers and meal/snack vouchers, and printed meal/snack vouchers for the company’s employees, to meet the requirements of the Worker Food Program (PAT), for a period of 12 months, able to be extended for up to a further 48 months, upon signing of amendments, with a maximum limit of 60 months, the cost to be shared between Cemig, Cemig D and Cemig GT.

V

Spending re-ratification – Pipoca Small Hydro Plant: The Board re-ratified CRCA-034/2008: altering the total investment budget for the Pipoca Small Hydro Plant Project; altering the equity of the entrepreneurs; altering the Internal Rate of Return (IRR) to stockholders (ke); altering the conditions for issuance of the service order for the start of construction of the principal works; and authorizing inclusion of Cemig GT in the EPC contract, as guarantor, in the proportion of its stockholding participation in the SPC, if deferral of payment is included in that contract, the other items of that CRCA remaining unchanged.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

VI                   Votes against: The Board Member Wilton de Medeiros Daher voted against the following matters mentioned in the items above:

a) Cost of capital for valuation of investments – Item IV, sub-clause “a”.
b) Signing of the first Amendment to the Commitment Undertaking – item IV, subclause “b”.
c) The Pipoca Small hydro Plant – item V.

VII – The following spoke on general matters and business of interest to the Company:

The Chairman.
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, Wilton deMedeiros Daher, Britaldo Pedrosa Soares, Alexandre Heringer Lisboa.
Chief Officer:	Luiz Fernando Rolla.
Chief Officer and Board Member:	Marco Antonio Rodrigues da Cunha.
Superintendent:	Emílio Castelar Pires Pereira.
Auditor:	Representative of Deloitte.

The following were present:

• on August 27:
Board Members:

Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Eduardo Lery Vieira, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David, Luiz Antônio Athayde Vasconcelos.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officers and Board Members:	Marco Antonio Rodrigues da Cunha, Fernando Henrique Schüffner Neto.
Chief Officer:	Luiz Fernando Rolla.
Superintendents:	Emílio Castelar Pires Pereira.
Secretary:	Anamaria Pugedo Frade Barros.

• on August 28:
Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, José Castelo Branco da Cruz, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officers and Board Members:	Marco Antonio Rodrigues da Cunha, Fernando Henrique Schüffner Neto.
Chief Officer:	Luiz Fernando Rolla.
Auditor:	Representative of Deloitte.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

9.	Summary of Minutes of the 76th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 25, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58  – NIRE 31300020550

Summary of minutes of the 76th meeting of the Board of Directors

Date, time and place:	September 25, 2008, at 1h30 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais.
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	The Chairman asked whether any Board Members present had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Chairman reported the resignation of Board Member Aécio Ferreira da Cunha, as per letter in the Company’s possession.

III	The Board approved:

	a)	The Três Marias Hydro Plant – Refurbishment and Improvements Project, authorizing opening of the respective tender proceedings and contracting of services.

	b)	The minutes of this meeting.

IV

Substations  – name change  – ArcelorMittal: The Board altered Spending Approval (CRCA) 093/2007, which authorized signing of the Working Agreement for changes in the Acesita, Ipatinga 1 and Timóteo substations, with planned transfer of assets to Cemig GT, changing the formal name of Acesita S.A. to ArcelorMittal Inox Brasil S.A., the other terms of that CRCA remaining unchanged.

V	The Board authorized:

	a)	Donation: Incentive-bearing donation to the Vitasopa 2008 Project of the Voluntary Social Assistance Service (Servas), duly approved by the Minas Gerais State Children’s and Adolescents’ Council.

b)

Environmental education: Signing of a Working Agreement with the Minas Gerais State Military Police (9th Independent Environment and Traffic Company), with headquarters at Uberlândia, Minas Gerais, for development of joint programs for environmental education, protection of flora, forest fauna and water resources in the river security areas of the Emborcação, São Simão, and Miranda Hydroelectric Plants, and the Martins, Pissarão and Salto Morais Small Hydro Plants, with validity of 60 months from signature;

c)

Aimorés Consortium contract: Signature, with the Aimorés Hydroelectric Consortium, of the First Amendment (to be submitted to Aneel for prior approval) to the Operation and Maintenance Service Contract of the Aimorés Hydro Plant, to alter the object of the contract to exclude activities related to the environment, reducing the amount of the contract; and validating the measures taken since November 1, 2007.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

d)                           Extension of concessions: Signature, with Cemig, and with the federal government, through Aneel, as concession-granting power, of the Second Amendment to Electricity Generation Contract 007/1997, for:

1)              extension, for 20 years, of the periods of the generation concessions:

• of the following Small Hydro Plants (PCHs):

Pandeiros,	from	September 23, 2001;
Rio de Pedras,	from	September 20, 2004;
Poço Fundo,	from	August 20, 2005;
São Bernardo,	from	August 20, 2005;
Xicão,	from	August 20, 2005;
Luiz Dias,	from	August 20, 2005;

• of the Santa Luzia Hydroelectric Generation Center, from February 26, 2006; and

• of the  Emborcação and Nova Ponte Hydroelectric Plants, from July 24, 2005;

2)              transfer, from Cemig to Cemig GT, of the generation concessions for the above-mentioned PCHs, Hydroelectric Generation Center and Hydroelectric Plants; and for the following

• PCHs:	Anil, Cajuru, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Salto Morais, Santa Marta, Sumidouro and Tronqueiras;
• Hydroelectric Generation Centers:	Bom Jesus do Galho and Jacutinga;
• Hydroelectric Plants:	Camargos, Itutinga, Jaguara, Miranda, Salto Grande, São Simão, Três Marias and Volta Grande;
• Thermal Generation Plants:	Formoso and Igarapé; and
• Wind Power Generation Plant:	Morro do Camelinho; and

3)              withdrawal of:

• the	Dona Rita PCH, and
• the	Lages Hydroelectric Generation Center.

e)                         Donations: Signing of a Partnership Undertaking with Cemig, Cemig GT and the Municipal Councils for the Rights of Children and Adolescents of the Municipalities participating in the AI6% Program, valid until August 31, 2009, for pass-through of a portion of the donations to the Fund for Infancy and Adolescence (FIA) raised by the employees of those Companies and part of the injection of 1% of the income tax payable by the Company, to Municipal Funds for the Rights of Children and Adolescents.

VI                         The following spoke on general matters and business of interest to the Company:

The Chairman

Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Clarice
Silva Assis, Wilton de Medeiros.
Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla.

The following were present:
Board Members:

Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Clarice Silva Assis, Eduardo Lery Vieira, Paulo Sérgio Machado Ribeiro, Franklin Moreira Gonçalves, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officer and Board Member:	Fernando Henrique Schüffner Neto.
Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

10.	Summary of Minutes of the 76th Meeting of the Board of Directors, Cemig Distribuição S.A., August 27–28, 2008

Cemig Distribuição S.A.

Listed company  – CNPJ 06.981.180/0001-16  – NIRE 31300020568

Summary of minutes of the 76th meeting of the Board of Directors

Date, time and place:	August 27, 2008, at 4 p.m., adjourned, and resumed on August 28, at 11.30 a.m., exceptionally at Av. Getúlio Vargas 1640, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	Discussion of the Strategic Plan: There was extensive and full discussion on Cemig’s Long-Term Strategic Plan, with a view to future updating of it.

III	The Board approved:

a)

Steel co-generation project:  – The P.E.E. Co-generation Project of Plantar Siderúrgica, and authorized signing of a Performance Contract with Plantar Siderúrgica S.A., and Plantar Energética Ltda. as consenting party, to build a thermal generation plant using blast furnace gas, for a period of one hundred and four months, the period able to be reduced or extended until the payment of the last installment, by amendments.

	b)	The minutes of this meeting.

IV	The Board authorized:

	a)	Cost of capital: With the alteration proposed by the Chairman, adoption of parameters and criteria for cost of capital used by the Company in valuation of investments.

b)

Suppliers  – meal vouchers: Opening of Administrative Tender Proceedings, and contracting of services for supply of electronic food and meal/snack vouchers, and printed meal/snack vouchers for the company’s employees, to meet the requirements of the Worker Food Program (PAT), for a period of 12 months, able to be extended for up to a further 48 months, on signature of amendments, with a maximum limit of 60 months, the cost to be shared between Cemig, Cemig D and Cemig GT.

V	Vote against: Board Member Wilton de Medeiros Daher voted against the item relating to cost of capital for valuation of investments referred to in item IV, sub-item “a”, above.

VI	The following spoke on general matters and business of interest to the Company:

The Chairman.
	Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Britaldo Pedrosa Soares, and Alexandre Heringer Lisboa.
	Board Member and Chief Officer:	Marco Antonio Rodrigues da Cunha.
	Chief Officer:	Luiz Fernando Rolla.
	Superintendent:	Emílio Castelar Pires Pereira.
	Auditor:	Representative of Deloitte.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 Tel.: (0XX31)3506-5024

The following were present:

• on August 27:

Board Members:

Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Eduardo Lery Vieira, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David, Luiz Antônio Athayde Vasconcelos.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officers and Board Members:	Marco Antonio Rodrigues da Cunha, Fernando Henrique Schüffner Neto.
Chief Officer:	Luiz Fernando Rolla.
Superintendent:	Emílio Castelar Pires Pereira.
Secretary:	Anamaria Pugedo Frade Barros.

• on August 28:
Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, José Castelo Branco da Cruz, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officers and Board Members:	Marco Antonio Rodrigues da Cunha, Fernando Henrique Schüffner Neto.
Chief Officer:	Luiz Fernando Rolla.
Auditors:	Representative of Deloitte.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

11.	Summary of Minutes of the 77th Meeting of the Board of Directors, Cemig Distribuição S.A., September 25, 2008

Cemig Distribuição S.A.

Listed company  – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 77th meeting of the Board of Directors

Date, time and place:	September 25, 2008, at 4 p.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict.

II	The Chairman reported the resignation of Board Member Aécio Ferreira da Cunha, as per letter in the Company’s possession.

III	The Board approved:

	a)	The First Revision of the 2008 Complementary Expansion Works Program Project, authorizing continuation of the respective tender processes and making of purchases/contracting of services.

	b)	The Itatiaiuçu Substation Construction Project, authorizing opening of the respective tender proceedings and making of the purchases or contracts for the services.

	c)	The minutes of this meeting.

IV	The Board authorized:

a)

Miscellaneous material: Opening of Administrative Tender Proceedings, and acquisition of low-impact, miscellaneous material, for expansion and maintenance of the Company’s electricity system, for a maximum period of 24 months.

b)

Lightning conductors: Opening of Administrative Tender Proceedings, and the acquisition of seventy-seven thousand lightning conductors for protection, expansion and maintenance of the Company’s electricity system, for a period of up to 36 months.

c)

Transformer maintenance: Opening of Administrative Tender Proceedings, and contracting of services for maintenance of transformers of the aerial electricity distribution network, for a period of 12 months, able to be extended, on signature of amendments, for up to 24 months, with a maximum limit of 36 months.

d)

Bringing forward of funding: Limited to 12 months, bringing forward of part of the funding for Cemig Distribuição’s 2009 routine Investment Program allocated for acquisition of material for works of urban and rural expansion, operation and maintenance, measurement, high-voltage refurbishment and service to consumers and direct high-voltage users.

e)

Debt agreement: Signature of a Private Debt Confession Instrument with the Capim Branco Energia Consortium (CCBE), made up of Companhia Vale do Rio Doce, Cemig Capim Branco Energia S.A., Comercial e Agrícola Paineiras Ltda. and Votorantim Metais Zinco S.A.

f)

Donations: Incentive-bearing donations to the Valores de Minas and Brinquedoteca Projects of the Voluntary Social Assistance Service (Servas), duly approved by the Minas Gerais State Children’s and Adolescents’ Council.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 Tel.: (0XX31)3506-5024

g)                           Donations: Signing of a Partnership Undertaking with Cemig, Cemig GT and the Municipal Councils for the Rights of Children and Adolescents of the municipalities participating in the AI6% Program, valid until August 31, 2009, for pass-through to the Fund for Infancy and Adolescence (FIA) of a portion of the donations raised by the employees of those Companies and part of the injection of 1% of the income tax payable by the Company, to Municipal Funds for the Rights of Children and Adolescents.

V                             The following spoke on general matters and business of interest to the Company:

The Chairman

Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Clarice Silva Assis, and Wilton de Medeiros Daher.
Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla.

The following were present:
Board Members:

Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Clarice Silva Assis, Eduardo Lery Vieira, Paulo Sérgio Machado Ribeiro, Franklin Moreira Gonçalves, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Chief Officer and Board member:	Fernando Henrique Schüffner Neto.
Chief Officers:	Bernardo Afonso Salomão de Alvarenga, Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros